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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39048

SEC MAIL RECEIVED PROCESSING FEB 27 2003 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prager, Sealy & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1000
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Porter — (415) 403-1900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

50 Fremont Street	San Francisco	California	94105
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

MAR 12 2003

PRAGER, SEALY & CO., LLC
(Formerly PRAGER, MCCARTHY & SEALY, LLC)

Table of Contents

This report contains (check all applicable boxes):

			Page
x_		Independent Auditors' Report	2
x_	(a)	Facing Page.	-
x_	(b)	Statement of Financial Condition.	3
__	(c)	Statement of Income.	
__	(d)	Statement of Cash Flows.	
__	(e)	Statement of Changes in Members' Capital.	
__	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).	
x_		Notes to Financial Statements	4-8
__	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	
__	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
__	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
__	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).	
__	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).	
x_	(l)	An Oath or Affirmation	1
__	(m)	A copy of the SIPC Supplemental Report. (Not required)	
x_	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)	9

PRAGER, SEALY & CO., LLC
(Formerly PRAGER, MCCARTHY & SEALY, LLC)

(SEC I.D. NO. 8-39048)

Statement of Financial Condition as of December 31, 2002, Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934).

OATH OR AFFIRMATION

We, Fredric J. Prager and David R. Porter, affirm that, to the best of our knowledge and belief the accompanying statement of financial condition and notes to such, for the firm of Prager, Sealy & Co, LLC, as of and for the year ended December 31, 2002, are true and correct. We further affirm that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Director Member / Executive Principal

Title

Signature

Director Member/ Financial Operations Principal

Title

ANNA MARIA BJORKQUIST
Commission # 1267190
Notary Public - California
San Francisco County
My Comm. Expires Jul 9, 2004

Anna Maria Bjorkquist

Notary Public

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Members of
Prager, Sealy & Co., LLC:

We have audited the accompanying statement of financial condition of Prager, Sealy & Co., LLC (formerly Prager, McCarthy & Sealy, LLC) (the "Firm") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Prager, Sealy & Co., LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2003

PRAGER, SEALY & CO., LLC
(Formerly PRAGER, MCCARTHY & SEALY, LLC)

Statement of Financial Condition
December 31, 2002

	NOTES	
ASSETS		
Cash and equivalents:		
Cash	1	$ 1,979,830
Funds on deposit with clearing broker-dealer	1	8,591,485
Total cash and equivalents		10,571,315
Securities owned	1,2	21,548,880
Receivables from brokers and dealers		1,052,844
Other receivables and deposits	5	1,684,747
Office facilities and equipment (net of accumulated depreciation of $1,615,669)	1,3	378,650
TOTAL		$35,236,436
LIABILITIES AND MEMBERS' CAPITAL		
Payable to clearing broker-dealer	10	$17,624,239
Accounts payable and accrued expenses	5	10,643,166
Total liabilities		28,267,405
Members' capital:	4,6	
Managing member		183,909
Limited members		6,785,122
Total members' capital		6,969,031
TOTAL		$35,236,436

See Notes to Financial Statement

Notes to Statement of Financial Condition, December 31, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - PRAGER, SEALY & CO., LLC, (as of January 1, 2003 - formerly Prager, McCarthy & Sealy, LLC) a California Limited Liability Company (the "Firm"), was formed in November 1987 and became a registered broker-dealer on March 3, 1988. The Firm is an investment banking and general securities broker-dealer, specializing in fixed income securities, with offices in San Francisco, New York, Orlando, and Great Falls, Virginia. Effective February 1, 1994, the general partners of the Firm converted their interest as general partners to limited partnership interests in the Firm. On January 1, 1999 the partners of the Firm converted their interest into a Delaware Limited Liability Company. The sole managing member of the Firm is Prager, McCarthy & Sealy, Inc., a Delaware Corporation.

Security transactions are executed and carried by an independent broker-dealer on a fully-disclosed basis. Prior to January 7, 2002 securities transactions were carried on an omnibus basis by an independent third party bank. Transactions gains and losses are recorded on a trade date basis.

Cash and equivalents -The Firm considers all highly liquid investments with an original maturity of three months and funds on deposit with the Firm's clearing broker-dealer to be cash equivalents. Funds on deposit includes amounts receivable and payable for securities transactions that have not reached their contractual settlement date and are recorded net on the statement of financial condition.

Securities owned are stated at market value, which is determined by quoted market prices, recent transactions, and comparable financial instrument values.

Office facilities and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life, generally three to five years.

Income taxes - The income of the Firm is reportable by the individual members on their respective income tax returns. Accordingly, no provision for income taxes is included in the accompanying statement of financial condition.

Estimated fair value of financial instruments - The Firm considers the amounts presented for financial instruments on the statement of financial condition, including securities owned and cash equivalents, to be reasonable estimates of fair value.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates include amounts recorded for financial instruments, other receivables, accrued expenses, contingent liabilities and depreciation. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements – In June 2001, the FASB issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives will be amortized and that goodwill and intangible assets with infinite useful lives will not be amortized, but will rather be tested at least annually for impairment. SFAS No. 142 became effective for the Firm beginning January 1, 2002, and its adoption did not have a material impact on the Firm's statement of financial condition.

In July 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which requires that one accounting model be used for long-lived assets to be disposed of by sales, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. In addition this statement supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* SFAS No. 144 became effective for the Firm beginning January 1, 2002, and its adoption did not have a material impact on the Firm's statement of financial condition.

In November 2002, the FASB issued Interpretation (FIN) No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In accordance with FIN No. 45, the Firm adopted the disclosure requirements on December 31, 2002 and is required to adopt the recognition requirements effective January 1, 2003. The Firm is evaluating the impact of the recognition requirements of this interpretation and it does not expect it to have a material impact on the Firm's statement of financial condition.

2. SECURITIES OWNED

Securities owned consist of the following at December 31, 2002:

US Government securities	$ 498,618
Municipal securities	21,050,262
	$21,548,880

3. OFFICE FACILITIES AND EQUIPMENT

Office facilities and equipment consist of the following at December 31, 2002:

Computerized office equipment	$ 436,205
Computer software	510,342
Furniture, fixtures and equipment	655,020
Leasehold improvements	392,752
	1,994,319
Less accumulated depreciation	(1,615,669)
Office facilities and equipment, net	$ 378,650

4. MEMBERS' CAPITAL

Under the limited liability company agreement, capital contributions of U.S. Government securities from certain limited members (approximately $500,000 of face value) are maintained to provide sufficient regulatory net capital for the Firm's underwriting business. This capital may be withdrawn by such members' upon six months prior written notice. Income earned from the securities is to be paid to such limited members. Also, substantially all limited members receive annual payments equal to a percentage of their average capital balance, as defined. Such contractual payments are included in expenses in accordance with the limited liability company agreement.

The limited liability company agreement provides for distributions and net income to be allocated between limited and managing members on a pro-rata ownership basis. Allocations of net losses are made first to the managing member, then to limited members on a pro-rata ownership basis.

5. RELATED PARTY TRANSACTIONS

The Firm has an agreement with the managing member under which the managing member performs functions relating to the management of the Firm.

The firm leases certain office space from the managing member under a ten year lease agreement which expires on June 30, 2004.

Included in accounts payable and accrued expenses at December 31, 2002 is $1,711,306 due to the managing member, representing unpaid management fees.

Included in other receivables and deposits at December 31, 2002 is $813,673 due from the managing member, representing non-interest bearing advances made by the Firm to the managing member. Such advances are repaid at the discretion of the managing member.

6. NET CAPITAL REQUIREMENTS

The Firm is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, a firm must maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit balances as shown in the formula for reserve requirements pursuant to

Rule 15c3-3. At December 31, 2002, the Firm's regulatory net capital was $3,017,791, which was $2,767,791 in excess of the required net capital.

7. EMPLOYEE BENEFIT PLAN

The Firm maintains a qualified employee 401(k) salary reduction plan, which became effective February 1, 1990. The plan is self-administered and may be altered or terminated at any time by the Firm. The Firm matches certain employee contributions. Contributions by the Firm to the plan are determined by management within Federal tax limits. The Firm contributed $103,333 to the plan during 2002.

8. LEASE ARRANGEMENTS

The Firm has various lease arrangements for office space under non-cancelable operating lease agreements through December 2009. Future annual payments under these arrangements, including the lease agreement with the managing member discussed in Note 5, are as follows:

2003	$ 614,700
2004	422,700
2005	189,400
2006	189,400
2007	190,400
Thereafter	403,400
Total	$2,010,000

9. COMMITMENTS AND CONTINGENT LIABILITIES

The nature of the Firms' business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. As of December 31, 2002, there were no unasserted claims or assessments that management is aware of or that legal counsel has advised us are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Firm's statement of financial condition.

10. LINE OF CREDIT

The Firm maintains a line of credit with its fully-disclosed clearing broker in the amount of $50 million for the purpose of financing its securities trading inventory. Interest on this facility is at the fed funds rate plus 3/4%, which was 2.00% at December 31, 2002. The average daily outstanding balance on this line during the year ended December 31, 2002 was approximately $17,669,000. There was an outstanding balance of $17,624,239 on December 31, 2002.

The Firm also has a line of credit of $500,000 with a local bank under which it may borrow from time to time at the prime rate plus 1-1/4%, which was 5.50% at December 31, 2002. The Firm had an average balance of approximately $81,301 on this line of credit during the year ended December 31, 2002. There were no borrowings outstanding as of December 31, 2002 under these facilities.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a general securities broker-dealer, the Firm is engaged primarily in buying and selling municipal securities predominantly with domestic institutional investors. The Firm's transactions are executed with and on behalf of institutional investors including other brokers and dealers, commercial banks, insurance companies, pension plans, monetary funds and other financial institutions. The Firm introduces these transactions for clearance on a fully-disclosed basis.

The agreement between the Firm and its clearing broker provides that the Firm is obligated to assume any exposure related to non-performance by its customers. The Firm seeks to control the risk associated with non-performance by reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary. Therefore, the potential for the Firm to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions.

During the normal course of business the Firm may sell securities which it has not yet purchased, which represent obligations of the Firm to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Firm's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. The Firm seeks to control such market risk through the use of internal monitoring guidelines.

In the normal course of business, the Firm enters into underwriting commitments. Transactions relating to such underwriting commitments that were open as of December 31, 2002 totaled approximately $70,000,000. These underwritings have prior commitments from purchasers to buy substantially all of the bonds being issued. In the opinion of management, the settlement of these transactions is not expected to have a material effect on the Firm's statement of financial condition.

From time to time, the Firm may enter into financial futures contracts intended to hedge proprietary securities positions. As of December 31, 2002 there were commitments to buy such futures contracts with a notional face value of approximately $3,500,000, with a market value obligation totaling approximately $69,297, which is recorded in receivables from brokers and dealers.

12. SUBSEQUENT EVENTS

On January 1, 2003 the Firm purchased the interest of a limited member and admitted new limited members. These transactions did not result in a material change to the Firm's total members' capital.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

February 24, 2003

To the Members of
Prager, Sealy & Co., LLC:

In planning and performing our audit of the financial statements of Prager, Sealy & Co., LLC (formerly Prager, McCarthy & Sealy, LLC) (the "Firm") for the year ended December 31, 2002 (on which we issued our report dated February 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Firm that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Firm in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Firm's internal control would not necessarily disclose all matters in the Firm's internal control that might be material weaknesses under standards established by the American Institute of

Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Firm's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP